Filed Pursuant to Rule 424(b)(2)

Registration Nos. 333-172554 and 333-172554-01

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 17, 2011

PRICING SUPPLEMENT NO. 2011-MTNDG0044 DATED MAY     , 2011

(TO PROSPECTUS SUPPLEMENT DATED MAY 12, 2011 AND PROSPECTUS DATED MAY 12, 2011)

MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

Market-Linked Notes Based Upon a Basket of Currencies

Due             , 2016

$1,000 per Note

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

•

The notes will mature on             , 2016. Subject to the credit risk of Citigroup Inc., at maturity you will receive for each note you hold an amount in cash equal to $1,000 per note plus a basket return amount, which may be positive or zero.

•

The notes bear interest at the rate of 1.00% per annum, payable semi-annually on each May      and November     , beginning on November     , 2011 and ending on the maturity date. If an interest payment date falls on a day that is not a business day, the interest payment to be made on that interest payment date will be made on the next succeeding business day.

•

The basket return amount will be based upon the percentage change in the value of each of the Brazilian real, Russian ruble, Indian rupee and Chinese yuan, which we collectively refer to as the basket currencies, relative to the U.S. dollar from the date on which the notes are initially priced for sale to the public, which we refer to as the pricing date, to the fifth business day before maturity, which we refer to as the valuation date.

•

If the sum of the weighted percentage change in the value of each of the basket currencies relative to the U.S. dollar, as measured by the performance of each relevant exchange rate during the term of the notes, which we refer to as the basket return percentage, is greater than zero, the amount you will receive at maturity per note will equal (a) $1,000 plus (b) a basket return amount equal to the product of (i) $1,000, (ii) a participation rate of 250% and (iii) the basket return percentage.

•

If the basket return percentage is equal to or less than zero, the basket return amount will equal zero and the amount you will receive at maturity per note will equal your initial investment of $1,000.

•	We will not apply to list the notes on any exchange.

Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-6. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per Note	Total
Public Offering Price	$1,000.00	$
Underwriting Discount	$35.00	$
Proceeds to Citigroup Funding Inc.	$965.00	$

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $35 for each $1,000 note sold in this offering. Selected dealers affiliated with Citigroup Global Markets, including Morgan Stanley Smith Barney LLC, and their financial advisors will collectively receive from the underwriter a fixed selling concession of $35 for each note they sell, while selected dealers not affiliated with Citigroup Global Markets will receive a selling concession of up to $35 for each note they sell. Certain other broker-dealers affiliated with Citigroup Global Markets, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, will receive a concession, and Financial Advisors employed by Citigroup Global Markets will receive a fixed sales commission, of $35 for each note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Citigroup Global Markets Inc. expects to deliver the notes to purchasers on or about             , 2011.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the Notes?

The Market-Linked Notes Based Upon a Basket of Currencies due             , 2016, which we refer to as the notes, are securities offered by Citigroup Funding Inc. that combine characteristics of debt and currency investments and have a maturity of approximately five years. Subject to the credit risk of Citigroup Inc., at maturity you will receive for each note you hold an amount in cash that is equal to $1,000 per note plus a basket return amount that will depend on the percentage change in the value of each of the Brazilian real, Russian ruble, Indian rupee and Chinese yuan relative to the U.S. dollar from the pricing date to the valuation date. If the sum of the weighted percentage change in the value of each of the basket currencies relative to the U.S. dollar, as measured by the performance of each relevant exchange rate during the term of the notes, which we refer to as the basket return percentage, is greater than zero, the amount you will receive at maturity per note will equal (a) $1,000 plus (b) a basket return amount equal to the product of (i) $1,000, (ii) a participation rate of 250% and (iii) the basket return percentage. If the basket return percentage is equal to or less than zero, the basket return amount will equal zero and the amount you will receive at maturity per note will equal your initial investment of $1,000.

The notes bear interest at the rate of 1.00% per annum, payable semi-annually on each May      and November     , beginning on November     , 2011 and ending on the maturity date.

The notes mature on             , 2016 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes, including the principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. All payments on the notes are subject to the credit risk of Citigroup Inc.

Each note represents a principal amount of $1,000. You may transfer the notes only in units of $1,000 and integral multiples of $1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company (“DTC”) or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Periodic Interest on the Notes?

The notes will bear interest at the fixed per annum rate 1.00%. Interest on the notes is payable semi-annually on each May      and November     , beginning on November     , 2011 and ending on the maturity date. Interest will be payable to the persons in whose names the notes are registered at the close of business on the business day preceding each interest payment date. If an interest payment date falls on a day that is not a business day, the interest payment to be made on that interest payment date will be made on the next succeeding business day with the same force and effect as if made on that interest payment date, and no additional interest will accrue as a result of such delayed payment.

What Will I Receive at Maturity of the Notes?

The notes will mature on             , 2016. You will receive at maturity, for each $1,000 principal amount of notes you hold, an amount in cash equal to $1,000 plus a basket return amount, which may be positive or zero.

How Will the Basket Return Amount Be Calculated?

The basket return amount will be based on the basket return percentage and will be calculated as follows:

•	If the basket return percentage is greater than zero, the basket return amount will equal the product of (i) $1,000, (ii) a participation rate of 250% and (iii) the basket return percentage; or

•	If the basket return percentage is less than or equal to zero, the basket return amount will equal zero.

The basket return percentage will equal the sum of the weighted percentage change for each of the basket currencies, expressed as a percentage.

The weighted percentage change for each of the basket currencies will equal the following fraction:

Starting Exchange Rate – Ending Exchange Rate	×	Weight Percentage
Starting Exchange Rate

The weight percentage for each of the Brazilian real, Russian ruble, Indian rupee and Chinese yuan will equal 25%.

The starting exchange rate for the Brazilian real, Russian ruble, Indian rupee and Chinese yuan will equal the USDBRL, USDRUB, USDINR and USDCNY exchange rate, respectively, on the pricing date, each as reported or calculated, as described below.

The ending exchange rate for the Brazilian real, Russian ruble, Indian rupee and Chinese yuan will equal the USDBRL, USDRUB, USDINR and USDCNY exchange rate, respectively, on the valuation date, each as reported or calculated, as described below.

The USDBRL exchange rate will equal the U.S. dollar/Brazilian real exchange rate in the global spot foreign exchange market, expressed as the amount of Brazilian reals per one U.S. dollar, as reported by Reuters on Page “BRFR”(offer side, PTAX column), or any substitute page, on any relevant date. Four decimal figures shall be used for the determination of such USDBRL exchange rate.

The USDRUB exchange rate will equal the U.S. dollar/Russian ruble exchange rate in the global spot foreign exchange market, expressed as the amount of Russian rubles per one U.S. dollar, as reported by Reuters on Page “EMTA”, or any substitute page, at approximately 14:15 (Frankfurt time), on any relevant date. Four decimal figures shall be used for the determination of such USDRUB exchange rate.

The USDINR exchange rate will equal the U.S. dollar/Indian rupee exchange rate in the global spot foreign exchange market, expressed as the amount of Indian rupees per one U.S. dollar, as reported by Reuters on Page “RBIB,” or any substitute page, at approximately 14:00 (Mumbai time), on any relevant date. Four decimal figures shall be used for the determination of such USDINR exchange rate.

The USDCNY exchange rate will equal the U.S. dollar/Chinese yuan exchange rate in the global spot foreign exchange market, expressed as the amount of Chinese yuan per one U.S. dollar, as reported by Reuters on Page “SAEC”, or any substitute page, on any relevant date. Four decimal figures shall be used for the determination of such USDCNY exchange rate.

If any of the USDBRL, USDRUB, USDINR and USDCNY exchange rates are not so reported on Reuters Pages “BRFR,” “EMTA,” “RBIB” and “SAEC” or any substitute pages thereto, then the USDBRL, USDRUB, USDINR and USDCNY exchange rates, as applicable, will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent at the relevant time for the purchase or sale for deposits in the relevant currency by the London offices of three leading banks engaged in the inter-bank market (selected by the calculation agent after consultation with Citigroup Funding) (the “reference banks”). If fewer than three reference banks provide those spot quotations, then the relevant exchange rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent from two leading commercial banks in New York (selected by the calculation agent after consultation with Citigroup Funding), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from only one bank, then the calculation agent, in its sole discretion, will determine if such quotation is reasonable. If no spot quotation is available, then the relevant exchange rate will be the rate the calculation agent, in its sole discretion, determines to be fair and reasonable under the circumstances.

The pricing date will be the date on which the notes are priced for initial sale to the public.

The valuation date will be the fifth business day before the maturity date.

For more specific information about the “basket return amount,” the “basket return percentage,” the “weighted percentage change,” the determination of exchange rates and a “business day,” please see “Description of the Notes — Basket Return Amount” in this pricing supplement.

Where Can I Find Examples of Hypothetical Returns at Maturity?

For a table setting forth hypothetical returns at maturity, see “Description of the Notes — Hypothetical Returns at Maturity” in this pricing supplement.

What are the Exchange Rates?

Each exchange rate used to measure the performance of the basket currencies is expressed as an amount of the relevant basket currency that can be exchanged for one U.S. dollar. Thus, an increase in a basket currency’s exchange rate means that the value of that currency has decreased. For example, if the USDBRL exchange rate (that is, the Brazilian real exchange rate) has increased from 1.00 to 2.00, it means the value of one Brazilian real (as measured against the U.S. dollar) has decreased from $1.00 to $0.50. Conversely, a decrease in a basket currency’s exchange rate means that the value of that currency has increased.

How Have the Basket Currencies Performed Historically?

We have provided graphs showing the daily closing values of each relevant exchange rate, as reported on Bloomberg from January 2, 2006 to May 16, 2011, and tables showing the high and low closing values of each relevant exchange rate for each quarter since the first quarter of 2006. You can find these graphs and tables in the section “The Basket Currencies and Exchange Rates — Historical Data on the Exchange Rates” in this pricing supplement. We have provided this historical information to help you evaluate the performance of the value of each basket currency relative to the U.S. dollar in recent years. However, past performance is not indicative of how the basket currencies will perform in the future.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Because the notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of a note will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the note, which yield will be assumed to be     % per year, compounded semi-annually. This tax OID (computed at the assumed comparable yield) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the note (regardless of whether U.S. holders receive more or less payments on the notes in tax years prior to maturity). The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of the tax OID is calculated based on an assumed amount payable at maturity. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payment to be made in respect of, a note. If, during any taxable year, you receive actual payments with respect to the notes that in the aggregate are more than (or less than) the total amount of projected payments for that taxable year, you will have additional (or a reduced amount of) interest income for that year. Accordingly, in any taxable year your taxable interest income in respect of the notes may be more than, or less than, the cash that you receive. If a U.S. holder disposes of the note prior to maturity, the U.S. holder will be required to treat any gain recognized upon the disposition of the note as ordinary income (rather than capital gain). Both U.S. and non-U.S. persons considering an investment in the notes should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

No. The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding and Citigroup Inc.’s Affiliates, Citigroup Global Markets Inc.?

Citigroup Funding’s and Citigroup Inc.’s affiliate, Citigroup Global Markets Inc., is the underwriter for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other broker-dealer affiliates of Citigroup Funding intend to buy and sell notes to create a secondary market for holders of the notes, and may engage in other activities described below in the section “Plan of Distribution; Conflicts of Interest.” However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue them once it has started. Citigroup Global Markets will also act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Global Markets and you as a holder of the notes. You should refer to “Risk Factors Relating to the Notes — The Calculation Agent, Which is an Affiliate of the Issuer, Will Make Determinations With Respect to the Notes” in this pricing supplement for more information.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

Citigroup Funding expects to hedge its obligations under the notes through it or one or more of its affiliates. This hedging activity will likely involve trading in one or more of the basket currencies or in other instruments, such as options, swaps or futures, based upon one or more of the relevant exchange rates or the basket currencies. This hedging activity could affect the value of the basket currencies and therefore the market value of the notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in Citigroup Funding or its affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest,” “ — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors Relating to the Notes— Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment?

Yes. The notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities, an investment in the notes entails significant risks not associated with an investment in conventional debt securities, including, among other things, fluctuations in the value of the basket currencies and other events that are difficult to predict and beyond our control.

The Return on your Notes May Be Limited to the Interest Payable on the Notes

The interest payable on the notes will equal 1.00% per annum, payable semi-annually on each May      and November     . If the basket return amount is less than or equal to zero, the payment of principal you receive at maturity will be equal to the amount of your initial investment in the notes. In this case, your return on the notes will be limited to 1.00% per annum.

Secondary Market Sales of the Notes May Result in a Loss of Principal

You will be entitled to receive at least the full principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than your initial investment in the notes.

The Use of the Sum of the Weighted Percentage Change for Each Basket Currency Instead of the Currency Return for One or Certain Basket Currencies May Lower the Return on Your Investment

Because the basket return percentage will be based on the sum of the weighted percentage change for each basket currency, a significant increase in the value of one or more of the basket currencies relative to the U.S. dollar may be substantially or entirely offset by a decrease in the value of one or more of the other basket currencies relative to the U.S. dollar during the term of the notes. This may cause your return on the notes to be less than the return on a similar instrument linked to just one or certain basket currencies.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The interest payable on the notes will equal 1.00% per annum. As a result, if the basket return percentage is less than     %, the yield on the notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding Inc. (guaranteed by Citigroup Inc.) of comparable maturity.

The Notes Are Subject to the Credit Risk of Citigroup Inc., the Guarantor of Any Payments Due on the Notes, and Its Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes

You are subject to the credit risk of Citigroup Inc. The notes are not guaranteed by any entity other than Citigroup Inc. If Citigroup Inc. defaults on its guarantee obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes.

The Historical Performance of a Basket Currency Relative to the U.S. Dollar Is Not an Indication of the Future Performance of that Basket Currency Relative to the U.S. Dollar

The historical performance of a basket currency relative to the U.S. dollar, which is included in this pricing supplement, should not be taken as an indication of the future performance of that basket currency relative to the U.S. dollar during the term of the notes. Changes in the value of each basket currency relative to the U.S. dollar will affect the trading price of the notes, but it is impossible to predict whether the value of any of the basket currencies relative to the U.S. dollar will rise or fall.

You May Not Be Able To Sell Your Notes If an Active Trading Market for the Notes Does Not Develop

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If at any time Citigroup Global Markets were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

Even Though Currencies Trade Around-the-Clock, Your Notes Will Not

While the inter-bank market in foreign currencies is a global, around-the-clock market, your notes will not trade around the clock. Significant price and rate movements may take place in the underlying foreign exchange markets during hours when the notes are not traded that may be reflected when trading hours for the notes commence.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe to this information, but this information will not necessarily be reflected in the value of the basket currencies relative to the U.S. dollar used to calculate the maturity payment on your notes. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

Special U.S. Federal Income Tax Rules Will Apply to U.S. Holders

The notes will be treated by Citigroup Funding as contingent payment debt obligations of Citigroup Funding, and by accepting a note, each holder of a note agrees to this treatment of the note. Special U.S. federal income tax rules apply to contingent payment debt obligations. Under these rules, a U.S. holder will be required to accrue interest income on the note on a constant yield basis regardless of whether the U.S. depositor uses the cash or accrual method of tax accounting. In addition, upon the sale, exchange or other disposition of a note, including redemption of the note at maturity, a U.S. holder generally will be required to treat any gain recognized upon the disposition of the note as ordinary income, rather than capital gain. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your notes in the secondary market will be affected by the supply of, and demand for, the notes, the value of each of the basket currencies and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Value of the Basket Currencies. We expect that the market value of the notes will depend substantially on the amount, if any, by which the values of the basket currencies change from their value on the pricing date. However, changes in the values of the basket currencies may not always be reflected in full or in part, in the market value of the notes. If you choose to sell your notes when the values of the basket currencies exceed their values on the pricing date, you may receive substantially less than the amount that would be payable at maturity because of expectations that the values of the basket currencies will continue to fluctuate from that time to the valuation date. If you choose to sell your notes when the values of the basket currencies are below their values on the pricing date, you will likely receive less than the amount you originally invested. In general, appreciation in the value of one or more of the basket currencies relative to the U.S. dollar from their value on the pricing date may cause an increase in the market value of the notes because of the expectation that the basket return amount on the notes will increase. Conversely, depreciation in the value of the basket currencies relative to the U.S. dollar from their value on the pricing date may cause a decrease in the market value of the notes because of the expectation that the basket return amount on the notes will decrease. The values of the basket currencies relative to the U.S. dollar will be influenced by complex and interrelated political, economic, financial and other factors that can affect the currency markets on which the basket currencies and the U.S. dollar are traded. Some of these factors are described in more detail in “— The Values of the Basket Currencies and the U.S. Dollar Are Affected by Many Complex Factors” below.

Volatility of the Basket Currencies. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the basket currencies changes during the term of the notes, the market value of the notes may decrease.

Interest Rates. We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Time Premium or Discount. As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the basket currencies. A “time premium” or “discount” results from expectations concerning the value of the basket currencies during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.

Hedging Activities. Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the basket currencies or in other instruments, such as options, swaps or futures, based upon one or more of the relevant exchange rates or the basket currencies. This hedging activity could affect the value of the basket currencies and therefore the market value of the notes. It is possible that our affiliates or we may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Additionally, due to the inclusion of commissions and projected profit from hedging in the public offering price of the notes, the notes may trade at prices below their initial issue price.

Credit Ratings, Financial Condition and Results of Citigroup Funding and Citigroup Inc. Actual or anticipated changes in Citigroup Funding’s financial condition or results or the credit ratings, financial condition or results of Citigroup Inc. may affect the value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of the payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

Risk Factors Relating to the Basket Currencies

The Values of the Basket Currencies and the U.S. Dollar Are Affected by Many Complex Factors. The value of any currency, including the basket currencies and the U.S. dollar, may be affected by complex political and economic factors. The value of each of the basket currencies relative to the U.S. dollar, as measured by the relevant exchange rate, is at any moment a result of the supply and demand for the relevant currencies, and changes in the exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Brazil, Russia, India, China and the United States, as well as economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in Brazil, Russia, India, China and the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by those and other countries important to international trade and finance.

Foreign Exchange Rates Can Either Be Fixed by Sovereign Governments or Floating. Exchange rates of many nations are permitted to fluctuate in value relative to other currencies. However, governments sometimes do not allow their currencies to float freely in response to economic forces. Governments, including those of Brazil, Russia, India, China and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in investing in the notes is that the value of the basket currencies and therefore the value of the notes in any secondary market could be affected by the actions of sovereign governments that could change or interfere with theretofore freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting the basket currencies or the U.S. dollar specifically, or any other currency.

The Historical Performance of the Basket Currencies Is Not an Indication of the Future Performance of the Basket Currencies. The historical performance of each of the basket currencies relative to the U.S. dollar, as measured by the relevant exchange rate, which is included in this pricing supplement, should not be taken as an indication of the future performance of the relevant exchange rate during the term of the notes. Changes in the value of each basket currency relative to the U.S. dollar will affect the value of the basket currencies and the value of the notes in any secondary market, but it is impossible to predict whether the exchange rates will rise or fall.

There Are Particular Risks Associated with Notes Linked to the Value of the Russian Ruble

Investments in or related to emerging markets such as the Russian Federation are subject to greater risks than those in more developed markets. An increase in the value of the notes may depend on the Russian ruble appreciating in value against the U.S. dollar. In turn, that value will depend, as for any currency, on a number of interrelated factors such as those noted above, some of which may be particular to the Russian ruble.

At various times since the dissolution of the Soviet Union, the Russian economy has experienced significant problems, including, among others, declines in gross domestic product, hyperinflation, an unstable currency, high levels of public sector debt, capital flight and significant increases in unemployment. In August 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its ruble-denominated securities, the Central Bank of Russia stopped its support of the Russian ruble and a temporary moratorium was imposed on certain foreign currency payments. This led to a deterioration in the value of the Russian ruble, a sharp increase in the rate of inflation, a near collapse of the banking system and a lack of access for Russian issuers to international capital markets. While since the 1998 crisis the Russian economy has experienced positive trends, including a more stable Russian ruble, reduced inflation levels and positive capital and current account balances resulting in part from rising world prices for crude oil, gas and other commodities that Russia exports, there can be no assurance that this positive situation will continue.

Under changes in the regulations of the Central Bank of Russia, convertibility of the Russian ruble was liberalized as of July 1, 2006. One cannot predict what impact this development will have on exchange rates between the Russian ruble and the U.S. dollar and other currencies, particularly given the limited development of the foreign currency market in the Russian Federation. Certain currency regulations have not been repealed, such as the general prohibition on foreign currency operations between Russian companies (other than authorized banks) and a requirement on Russian companies, subject to certain exceptions, to repatriate export-related earnings. Furthermore, it is possible, particularly during this transition period, that the Central Bank of Russia may be more likely than central banks in more developed economies to use the various tools at the disposal of a central bank, including those referred to above, to intervene in foreign exchange markets for the Russian ruble or take other regulatory action that could impact the value of the ruble and possibly adversely affect the value of your notes.

In addition to the risks more directly related to the Russian economy and the policies of the Russian government, financial problems in, or an increase in perceived risks associated with, other emerging markets could impair confidence in the Russian economy and adversely affect the value of the ruble in relation to the U.S. dollar and, therefore, the value of your notes.

The Exchange Rate of the Chinese Yuan is Currently Managed by the Chinese Government

The exchange rate between the Chinese yuan and the U.S. dollar is primarily affected by government policy or actions, but is also influenced significantly from time to time by political or economic developments in China or elsewhere, and by macroeconomic factors and speculative actions. Since January 1994, the Chinese government has used a managed floating exchange rate system, under which the People’s Bank of China allows the yuan to float within a specified band around the central exchange rate that is published daily by the People’s Bank. In July 2005, the People’s Bank revalued the yuan by 2% and announced that in the future it would set the value of the Chinese yuan with reference to a basket of currencies rather than solely with reference to the U.S. dollar. Further, the yuan is not fully convertible into other currencies. As a consequence of the government’s management of the Chinese yuan, the Chinese yuan exchange rate has remained highly stable in recent years. You should refer to “The Basket Currencies and Exchange Rates — Historical Data on the Exchange Rates” in this pricing supplement. To the extent that management of the Chinese yuan results in trading levels that do not fully reflect market forces, any further changes in the government’s management of its currency could result in significant movement in the Chinese yuan exchange rate. Assuming the value of all other basket currencies remain constant, a decrease in the value of the Chinese yuan, whether as a result of a change in the government’s management of the currency or for other reasons, would result in a decrease in the basket return percentage.

The Calculation Agent, Which is an Affiliate of the Issuer, Will Make Determinations With Respect to the Notes

Citigroup Global Markets Inc., which is acting as the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citigroup Global Markets will determine the initial basket value, the final basket value and the basket return percentage, and will calculate the amount of cash, if any, you will receive at maturity. Any of these determinations made by Citigroup Global Markets, in its capacity as calculation agent, may adversely affect the payment to you at maturity.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the basket currencies or in other instruments, such as options, swaps or futures, based upon one or more of the relevant exchange rates or the basket currencies. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates and we have in executing, maintaining and adjusting our hedge transactions, because it could affect the value of the basket currencies and therefore the market value of the notes. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging the obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates or we may profit from our hedging activity, even if the market value of the notes declines.

DESCRIPTION OF THE NOTES

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus before making your decision to invest in the Notes. The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

¡	Prospectus Supplement and Prospectus filed on May 12, 2011:

http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

General

The Market-Linked Notes Based Upon a Basket of Currencies due             , 2016 (the “Notes”) are securities offered by Citigroup Funding that combine characteristics of debt and currency investments and have a maturity of approximately five years. The Notes pay an amount at maturity that will depend on the percentage change in the value of each of the Basket Currencies relative to the U.S. dollar, as measured by the performance of each relevant exchange rate over the term of the Notes. The Basket Currencies are Brazilian real, Indian rupee, Chinese yuan and Russian ruble. If the sum of the weighted percentage change in the value of each of the basket currencies relative to the U.S. dollar, as measured by each relevant exchange rate, during the term of the notes, which we refer to as the Basket Return Percentage, is greater than zero, the amount you will receive at maturity per note will equal (a) $1,000 plus (b) a Basket Return Amount equal the product of (i) $1,000, (ii) a participation rate of 250% and (iii) the Basket Return Percentage. If the Basket Return percentage is less than or equal to zero, the Basket Return Amount will equal zero and the amount you will receive at maturity per note will be your initial investment of $1,000. All payments on the Notes are subject to the credit risk of Citigroup Inc.

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $         (      Notes). The Notes will mature on             , 2016. The Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of any payments due under the Notes, including the principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $1,000 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

The Notes will bear interest at the fixed per annum rate 1.00%. Interest on the Notes is payable semi-annually on each May      and November     , beginning on November     , 2011 and ending on the maturity date. Interest will be payable to the persons in whose names the Notes are registered at the close of business on the Business Day preceding each interest payment date. If an interest payment date falls on a day that is not a Business Day, the interest payment to be made on that interest payment date will be made on the next succeeding business day with the same force and effect as if made on that interest payment date, and no additional interest will accrue as a result of such delayed payment.

Payment at Maturity

The Notes will mature on             , 2016. Subject to the credit risk of Citigroup Inc., you will receive at maturity, for each $1,000 principal amount of Notes you hold, an amount in cash equal to $1,000 plus a Basket Return Amount, which may be positive or zero.

Basket Return Amount

The Basket Return Amount will be based on the Basket Return Percentage and will be calculated as follows:

•	If the Basket Return Percentage is greater than zero, the Basket Return Amount will equal the product of (i) $1,000, (ii) a Participation Rate of 250% and (iii) the Basket Return Percentage; or

•	If the Basket Return Percentage is less than equal to zero, the Basket Return Amount will equal zero.

The Basket Return Percentage will equal the sum of the Weighted Percentage Change for each of the Basket Currencies, expressed as a percentage.

The Weighted Percentage Change for each Basket Currency will equal the following fraction:

Starting Exchange Rate – Ending Exchange Rate	×	Weight Percentage
Starting Exchange Rate

The Weight Percentage for each of the Brazilian real, Russian ruble, Indian rupee and Chinese yuan will equal 25%.

The Starting Exchange Rate for the Brazilian real, Russian ruble, Indian rupee and Chinese yuan will equal the USDBRL, USDRUB, USDINR and USDCNY Exchange Rate, respectively, on the Pricing Date, each as reported or calculated, as described below.

The Ending Exchange Rate for the Brazilian real, Russian ruble, Indian rupee and Chinese yuan will equal the USDBRL, USDRUB, USDINR and USDCNY Exchange Rate, respectively, on the Valuation Date, each as reported or calculated, as described below.

The Pricing Date will be the date on which the Notes are priced for initial sale to the public.

The Valuation Date will be the fifth Business Day before the maturity date.

The USDBRL Exchange Rate will equal the U.S. dollar/Brazilian real exchange rate in the global spot foreign exchange market, expressed as the amount of Brazilian reals per one U.S. dollar, as reported by Reuters on Page “BRFR” (offer side, PTAX column), or any substitute page, on any relevant date. Four decimal figures shall be used for the determination of such USDBRL exchange rate.

The USDRUB Exchange Rate will equal the U.S. dollar/Russian ruble exchange rate in the global spot foreign exchange market, expressed as the amount of Russian rubles per one U.S. dollar, as reported by Reuters on Page “EMTA”, or any substitute page, at approximately 14:15 (Frankfurt time), on any relevant date. Four decimal figures shall be used for the determination of such USDRUB exchange rate.

The USDINR Exchange Rate will equal the U.S. dollar/Indian rupee exchange rate in the global spot foreign exchange market, expressed as the amount of Indian rupees per one U.S. dollar, as reported by Reuters on Page “RBIB”, or any substitute at approximately 14:00 (Mumbai time), on any relevant date. Four decimal figures shall be used for the determination of such USDINR exchange rate.

The USDCNY Exchange Rate will equal the U.S. dollar/Chinese yuan exchange rate in the global spot foreign exchange market, expressed as the amount of Chinese yuan per one U.S. dollar, as reported by Reuters on Page “SAEC,” or any substitute page, on any relevant date. Four decimal figures shall be used for the determination of such USDCNY exchange rate.

If any of the USDBRL, USDRUB, USDINR or USDCNY Exchange Rates are not so reported on Reuters Pages “BRFR,” “EMTA,” “RBIB,” or “SAEC,” or any substitute pages thereto, then the USDBRL, USDRUB, USDINR and USDCNY Exchange Rates, as applicable, will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at the relevant time for the purchase or sale for deposits in the relevant currency by the London offices of three leading banks engaged in the inter-bank market (selected by the Calculation Agent after consultation with Citigroup Funding) (the “Reference Banks”). If fewer than three Reference Banks provide those spot quotations, then the relevant Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent from two leading commercial banks in New York (selected by the Calculation Agent after consultation with Citigroup Funding), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from only one bank, then the Calculation Agent, in its sole discretion, will determine if such quotation is reasonable. If no spot quotation is available, then the relevant Exchange Rate will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances.

“Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in New York City are authorized or obligated by law or executive order to close.

Hypothetical Returns at Maturity

The examples below show the hypothetical maturity payments at maturity on an investment of $1,000 principal amount of Notes based on various Ending Exchange Rates of the Basket Currencies. The following examples of hypothetical maturity payment calculations and graph are based on the following assumptions:

•	Pricing Date: May 20, 2011
•	Issue Date: May 25, 2011
•	Principal amount: $1,000 per Note
•	Starting Exchange Rate of the USDBRL Exchange Rate: 1.6348
•	Starting Exchange Rate of the USDRUB Exchange Rate: 28.0742
•	Starting Exchange Rate of the USDINR Exchange Rate: 45.1588
•	Starting Exchange Rate of the USDCNY Exchange Rate: 6.5079
•	If the Basket Return Percentage is greater than zero, the Basket Return Amount per Note will equal the product of (i) $1,000, (ii) a Participation rate of 250% and (ii) the Basket Return Percentage
•	If the Basket Return Percentage is less than or equal to zero, the Basket Return Amount will equal zero
•	Weight Percentage: 25% for each of the Brazilian real, Russian ruble, Indian rupee and Chinese yuan
•	Maturity Date: May 25, 2016
•	The Notes are purchased on the Issue Date and are held through the Maturity Date

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Basket Return Amount, which, in turn, will depend on the actual Starting Exchange Rate and Ending Exchange Rate of each Basket Currency.

As demonstrated by the examples below, if the Basket Return Percentage is less than or equal to zero, you will be entitled to receive an amount at maturity equal to $1,000 per Note. If the Basket Return Percentage is greater than zero, you will receive an amount at maturity that is greater than $1,000 per Note.

Hypothetical Ending Exchange Rate				Hypothetical Weighted Percentage Change(1)				Hypothetical Basket Return Percentage(2)	Hypothetical Basket Return Amount per Note(3)	Hypothetical Maturity Note Return %	Hypothetical Note Return % per Annum
USD BRL	USD RUB	USD INR	USD CNY	USD BRL	USD RUB	USD INR	USD CNY
1.9618	29.4779	58.70644	7.15869	-5.001%	-1.252%	-7.500%	-2.500%	-16.252%	$1,000.00	0.00%	0.00%
1.8441	27.7092	55.18405	6.72917	-3.201%	0.324%	-5.550%	-0.850%	-9.277%	$1,000.00	0.00%	0.00%
1.7334	26.0467	51.87301	6.32542	-1.508%	1.803%	-3.717%	0.701%	-2.721%	$1,000.00	0.00%	0.00%
1.6294	24.4839	48.76063	5.94589	0.083%	3.201%	-1.994%	2.159%	3.448%	$1,086.20	8.62%	1.72%
1.5316	23.0148	45.83499	5.58914	1.578%	4.510%	-0.374%	3.530%	9.243%	$1,231.08	23.11%	4.62%
1.4397	21.6340	43.08489	5.25379	2.984%	5.739%	1.148%	4.818%	14.688%	$1,367.20	36.72%	7.34%
1.3534	20.3359	40.49980	4.93856	4.303%	6.887%	2.579%	6.028%	19.798%	$1,494.96	49.50%	9.90%
1.2722	19.1158	38.06981	4.64225	5.545%	7.974%	3.924%	7.167%	24.610%	$1,615.25	61.52%	12.30%
1.1958	17.9688	35.78562	4.36372	6.713%	8.998%	5.189%	8.237%	29.137%	$1,728.43	72.84%	14.57%
1.1241	16.8907	33.63848	4.10189	7.810%	9.960%	6.378%	9.243%	33.390%	$1,834.74	83.47%	16.69%

(1)	Hypothetical Weighted Percentage Change for each of the Brazilian real, Russian ruble, Indian rupee and Chinese yuan = (Starting Exchange Rate – Ending Exchange Rate)/Starting Exchange Rate x 25%
(2)	Hypothetical Basket Return Percentage = Sum of Weighted Percentage Change for USDBRL, USDRUB, USDINR and USDCNY
(3)	Hypothetical Basket Return Amount = (a) zero, if the Basket Return Percentage is equal to or less than 0%, or (b) the product of (i) $1,000, (ii) a Participation rate of 250% and (iii) the Basket Return Percentage, if the Basket Return Percentage is greater than 0%

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the payment at maturity, calculated as though the maturity of the Notes were the date of early repayment. See “— Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of a Note will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of     % per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Notes.

The CUSIP number for the Notes is 1730T0MP1.

Calculation Agent

The Calculation Agent for the Notes will be Citigroup Global Markets. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the Calculation Agent is also an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining amounts due to the holders of the Notes. Citigroup Global Markets is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

THE BASKET CURRENCIES AND EXCHANGE RATES

General

The Basket Currencies are the Brazilian real, Russian ruble, Indian rupee and Chinese yuan. Exchange rates are used to measure the value of each of the Basket Currencies relative to the U.S. Dollar.

The relevant exchange rates are foreign exchange spot rates that measure the relative values of two currencies, the U.S. dollar and the Brazilian real in the case of the USDBRL Exchange Rate, the U.S. dollar and the Russian ruble in the case of the USDRUB Exchange Rate, the U.S. dollar and the Indian rupee in the case of the USDINR Exchange Rate and the U.S. dollar and the Chinese yuan in the case of the USDCNY Exchange Rate. Each exchange rate is expressed as an amount of the relevant Basket Currency that can be exchanged for one U.S. dollar. Thus, an increase in the value of any Basket Currency will cause a decrease in its exchange rate, while a decrease in the value of any Basket Currency will cause an increase in its exchange rate.

The Brazilian real is the official currency of the Federative Republic of Brazil.

The Russian ruble is the official currency of the Russian Federation.

The Indian rupee is the official currency of the Republic of India.

The Chinese yuan is the official currency of the People’s Republic of China.

We have obtained all information in this pricing supplement relating to the Brazilian real, the Russian ruble, the Indian rupee and the Chinese yuan and the relevant exchange rates from public sources, without independent verification. Currently the relevant exchange rates are published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating the Basket Return Amount due to holders of the Notes, the value of each Basket Currency relative to the U.S. dollar, as measured by the relevant exchange rate, will be determined as described in “ Description of the Notes — Basket Return Amount” above.

Historical Data on the Exchange Rates

The following table sets forth, for each of the quarterly periods indicated, the high and low closing values of each relevant exchange rate, as reported by Bloomberg. The historical data on the relevant exchange rates are not indicative of the future performance of the Basket Currencies or what the value of the Notes in any secondary market may be. Any historical upward or downward trend in any of the relevant exchange rates during any period set forth below is not an indication that the value of the Basket Currencies relative to the U.S. dollar is more or less likely to decrease or increase at any time over the term of the Notes.

	USDBRL Exchange Rate		USDRUB Exchange Rate		USDINR Exchange Rate		USDCNY Exchange Rate
	High	Low	High	Low	High	Low	High	Low
2006
Quarter
First	2.3364	2.1040	28.7414	27.6651	45.0925	44.1175	8.0702	8.0172
Second	2.3525	2.0555	27.7165	26.7316	46.3900	44.6012	8.0265	7.9943
Third	2.2244	2.1230	27.0500	26.6726	46.8750	45.7700	8.0048	7.8965
Fourth	2.1912	2.1294	26.9797	26.1704	45.8800	44.2700	7.9149	7.8045
2007
Quarter
First	2.1523	2.0444	26.5990	25.9736	44.6575	43.0350	7.8160	7.7269
Second	2.0478	1.9045	26.0426	25.6854	43.1450	40.4900	7.7350	7.6151
Third	2.0930	1.8336	25.8902	24.8588	41.3162	39.7035	7.6059	7.5036
Fourth	1.8390	1.7330	25.0505	24.2850	39.9000	39.2775	7.5276	7.3037
2008
Quarter
First	1.8306	1.6689	24.7859	23.4511	40.7300	39.2650	7.3041	7.0116

	USDBRL Exchange Rate		USDRUB Exchange Rate		USDINR Exchange Rate		USDCNY Exchange Rate
	High	Low	High	Low	High	Low	High	Low
Second	1.7444	1.5915	23.8930	23.3179	43.0400	39.7650	7.0185	6.8544
Third	1.9634	1.5600	25.7442	23.1577	46.9550	42.0637	6.8792	6.8113
Fourth	2.5127	1.9176	29.5807	25.7333	50.2900	46.6100	6.8871	6.8171
2009
Quarter
First	2.4473	2.1765	36.3701	29.1475	51.9700	48.2550	6.8519	6.8270
Second	2.2737	1.9231	34.1815	30.5471	50.5200	46.9475	6.8372	6.8192
Third	2.0092	1.7670	32.7668	29.9967	49.0825	47.5175	6.8362	6.8259
Fourth	1.7866	1.6989	30.8339	28.6880	47.7550	46.0912	6.8311	6.8233
2010
Quarter
First	1.8950	1.7200	30.4861	29.1362	46.8112	44.9175	6.8338	6.8256
Second	1.8836	1.7270	31.8000	28.9194	47.6963	44.2938	6.8333	6.7818
Third	1.7926	1.6873	31.2763	29.6850	47.3637	44.9450	6.8108	6.6873
Fourth	1.7416	1.6530	31.4755	29.7325	45.9350	44.1050	6.6917	6.6070
2011
Quarter
First	1.6891	1.6288	30.6412	28.1741	45.9050	44.5850	6.6350	6.5483
Second (through May 16)	1.6328	1.5654	28.4042	27.2467	45.0700	44.0400	6.5527	6.4948

The USDBRL Exchange Rate appearing on Reuters page “BRFR” (offer side, PTAX column) on May 16, 2011 was 1.6317. The USDRUB Exchange Rate appearing on Reuters page “EMTA” at or after 14:15 (Frankfurt Time) on May 16, 2011 was 28.1329. The USDINR Exchange Rate appearing on Reuters page “RBIB” at or after 14:00 (Mumbai Time) on May 16, 2011 was 45.0700. The USDCNY Exchange Rate appearing on Reuters page “SAEC” at or after 9:20 (Beijing Time) on May 16, 2011 was 6.5089.

The following graphs show the exchange rates for each of the Basket Currencies in the period from January 2, 2006 through May 16, 2011 using historical data obtained from Bloomberg. The historical data on each currency is not indicative of the future performance of the Basket Currencies or what the value of the Notes may be. Any historical upward or downward trend in the exchange rates during any period set forth below is not an indication that the exchange rates are more or less likely to decrease or increase at any time during the term of the Notes.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations that may be relevant to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date on which the Notes are initially priced for sale to the public, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets (generally, property held for investment). This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations or taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, and persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of purchasing, holding and disposing of the Notes, including the application to their particular situation of the U.S. federal income tax considerations discussed below.

Tax Characterization of the Notes

Citigroup Funding will treat each Note for U.S. federal income tax purposes as a single debt instrument issued by Citigroup Funding that is subject to U.S. Treasury regulations governing contingent debt instruments generally (the “Contingent Debt Regulations”) and foreign-currency-linked contingent debt instruments specifically (the “Foreign Currency Regulations”). Each holder, by accepting a Note, agrees to this treatment of the Note and to report all income (or loss) with respect to the Note in accordance with the Foreign Currency Regulations and the Contingent Debt Regulations. The remainder of this summary assumes the treatment of each Note as a single debt instrument subject to the Foreign Currency Regulations and the Contingent Debt Regulations and the holder’s agreement thereto.

United States Holders

Under the Foreign Currency Regulations, the rules applicable to debt instruments that provide for payments determined in part by reference to multiple currencies depend on the “denomination currency” of the debt instrument. Because the present value of the principal payment, which is a fixed U.S. dollar amount, is greater than the present value of the projected amount attributable to each of the currencies in the basket, the denomination currency of the Notes is the U.S. dollar. The Foreign Currency Regulations provide that the Notes consequently will be taxed pursuant to the rules contained in the Contingent Debt Regulations.

Taxation of Interest. A U.S. Holder of a Note will recognize income (or loss) on a Note in accordance with the Contingent Debt Regulations. The Contingent Debt Regulations require the application of a “noncontingent bond method” to determine accruals of income, gain, loss and deductions with respect to a contingent debt obligation. As described in more detail in the second and third succeeding paragraphs, under the noncontingent bond method, a U.S. Holder of a Note will be required for tax purposes to include in income each year an accrual of interest at the annual computational rate of     %, compounded semi-annually (the “comparable yield”). The comparable yield is based on a rate at which Citigroup Funding could issue a fixed rate debt instrument with terms comparable to those of the Notes and no contingent payments. In addition, solely for purposes of determining the comparable yield pursuant to the Contingent Debt Regulations, a U.S. Holder of a Note will be assumed to be entitled to receive, in respect of each Note, on each Interest Payment Date a fixed payment of $    , and a payment of $     at maturity (the “Projected Payment Amount”). The Projected Payment Amount is calculated as the amount required to produce the comparable yield, taking into account the Note’s issue price.

The comparable yield and the Projected Payment Amount are used to determine accruals of interest FOR TAX PURPOSES ONLY and are not assurances or predictions by Citigroup Funding with respect to the actual yield of or payment to be made in respect of a Note. The comparable yield and the Projected Payment Amount do not necessarily represent Citigroup Funding’s expectations regarding such yield or the amount of such payment.

Each note will be issued at par. However, there will be original issue discount for U.S. federal income tax purposes (“Tax OID”) because a U.S. Holder must accrue income at the comparable yield. Under the Tax OID rules of the Internal Revenue Code of

1986, as amended (the “Code”), and the Treasury regulations promulgated thereunder, a U.S. Holder of a Note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include as ordinary interest income the sum of the “daily portions” of Tax OID on the Note for all days during the taxable year that the U.S. Holder owns the Note. As a result, U.S. Holders of Notes, including U.S. Holders that employ the cash method of tax accounting, will be required to include amounts in respect of Tax OID accruing on Notes in taxable income each year regardless of whether holders receive more or less payments on the Notes prior to maturity. The Tax OID amounts take into account the payment of the fixed semi-annual coupons paid throughout the term of the Notes. Accordingly, U.S. Holders should report only the Tax OID (subject to any adjustment for the contingent payments paid in that year) and should not also include any separate amount in income as a result of the fixed semi-annual coupons.

The daily portions of Tax OID on a Note are determined by allocating to each day in any accrual period a ratable portion of the Tax OID allocable to that accrual period. In the case of an initial holder, the amount of Tax OID on a Note allocable to each accrual period is determined by multiplying the “adjusted issue price” (as defined below) of a Note at the beginning of the accrual period by the comparable yield of a Note (appropriately adjusted to reflect the length of the accrual period). The “adjusted issue price” of a Note at the beginning of any accrual period will generally be the sum of its issue price and the amount of Tax OID allocable to all prior accrual periods, less the amount of any payments made in all prior accrual periods. Based upon the comparable yield, if a U.S. Holder that employs the accrual method of tax accounting and pays taxes on a calendar year basis buys a Note at original issue for $1,000 and holds it until maturity, such holder will be required to pay taxes on the following amounts of ordinary income from the Note for each of the following periods: $         in 2011; $         in 2012; $         in 2013; $         in 2014; $         in 2015; and $         in 2016 (adjusted as described below).

Adjustments to Interest Accruals on the Notes. If, during any taxable year, a U.S. Holder receives actual payments with respect to the Notes that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a “net positive adjustment” under the Contingent Debt Regulations equal to the amount of such excess. The U.S. Holder will treat a “net positive adjustment” as additional interest income, which will increase the total amount of Tax OID for that taxable year. Accordingly, the amount of taxable income that a U.S. Holder may be required to report with respect to the Note for a particular year may exceed both the amount of Tax OID and the actual cash payments received.

If a U.S. Holder receives in a taxable year actual payments with respect to the Notes that in the aggregate are less than the amount of projected payments for that taxable year, the U.S. Holder will incur a “net negative adjustment” under the Contingent Debt Regulations equal to the amount of such deficit. This adjustment will reduce the U.S. Holder’s interest income on the Notes for that taxable year, which will decrease the total amount of Tax OID for that taxable year. Accordingly, the amount of taxable income that a U.S. Holder may be required to report with respect to the Note for a particular year may differ significantly both from the amount of Tax OID and the actual cash payments received.

U.S. Holders should be aware that the information statements they receive from their brokers (on an Internal Revenue Service (“IRS”) Form 1099) stating accrued original issue discount in respect of the Notes may not take net negative or positive adjustments into account, and thus may overstate or understate the holders’ interest inclusions.

Disposition of the Notes. When a U.S. Holder sells, exchanges, or otherwise disposes of a Note (including upon repayment of the Note upon an early redemption or at maturity) (a “disposition”), the U.S. Holder generally will recognize gain or loss on such disposition equal to the difference between the amount received by the U.S. Holder for the Note and the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will be equal to the U.S. Holder’s original purchase price for such Note, plus any Tax OID accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above) and less the amount of any projected payments received by the holder according to the projected payment schedule while holding the Note (without regard to the actual amount paid). Any gain realized by a U.S. Holder on a disposition of a Note generally will be treated as ordinary interest income. Any loss realized by a U.S. Holder on a disposition generally will be treated as an ordinary loss to the extent of the U.S. Holder’s Tax OID inclusions with respect to the Note up to the date of disposition. Any loss realized in excess of such amount generally will be treated as a capital loss. The deduction of capital losses is subject to limitations.

An individual U.S. Holder generally will be allowed a deduction for any ordinary loss without regard to the two-percent miscellaneous itemized deduction rule of Section 67 of the Code. Any capital loss recognized by a U.S. Holder will be a long-term capital loss if the U.S. Holder has held such Note for more than one year, and a short-term capital loss in other cases.

Information Reporting and Backup Withholding. Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding, or otherwise fail to comply with applicable backup withholding rules. U.S. Holders may also be subject to information reporting and backup withholding with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to Non-U.S. Holders of the Notes. The term “Non-U.S. Holder” means a beneficial owner of a Note that is a foreign corporation or nonresident alien.

Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state and local and any foreign tax consequences of purchasing, holding or disposing of the Notes that may be relevant to them.

Payment with Respect to the Notes. All payments on the Notes made to a Non-U.S. Holder, and any gain realized on a sale, exchange or redemption of the Notes, will be exempt from U.S. income and withholding tax, provided that:

(i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of the Citigroup Funding stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to Citigroup Funding through stock ownership;

(ii) the beneficial owner of a Note certifies on IRS Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements; and

(iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

If a Non-U.S. Holder of the Notes is engaged in a trade or business in the United States, and if interest on the Notes is effectively connected with the conduct of such trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment in the United States), the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, generally will be subject to regular U.S. federal income tax on interest and on any gain realized on the sale, exchange or redemption of the Notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described in clause (ii) of the second preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax.

Information Reporting and Backup Withholding. In general, a Non-U.S. Holder generally will not be subject to backup withholding and information reporting with respect to payments made with respect to the Notes if such Non-U.S. Holder has provided Citigroup Funding with an IRS Form W-8BEN described above and Citigroup Funding does not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person. In addition, no backup withholding will be required regarding the proceeds of the sale of the Notes made within the United States or conducted through certain U.S. financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or the Non-U.S. Holder otherwise establishes an exemption.

U.S. Federal Estate Tax. A Note beneficially owned by a Non-U.S. Holder who at the time of death is neither a resident nor citizen of the U.S. should not be subject to U.S. federal estate tax, provided that interest on the Notes is not then effectively connected with the conduct of a U.S. trade or business.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $                 principal amount of the Notes (                 Notes) for $965 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to selected dealers, including its affiliate Morgan Stanley Smith Barney LLC, at the public offering price less a fixed selling concession of $35 per Note. Citigroup Global Markets will pay this fixed selling concession to selected dealers and their financial advisors collectively. Certain other broker-dealers affiliated with Citigroup Global Markets, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, will receive a concession, and Financial Advisors employed by Citigroup Global Markets will receive a fixed sales commission of $35 per Note they sell. Selected dealers not affiliated with Citigroup Global Markets will receive a selling concession of up to $35 for each Note they sell. Citigroup Global Markets may allow, and these dealers may reallow, a selling concession of not more than $35 per Note on sales to certain other dealers. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factor Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 5121 of the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the Notes, either directly or indirectly, without the prior written consent of the client.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If Investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

WARNING TO INVESTORS IN SINGAPORE ONLY: This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the Securities and Futures Act). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b) a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor, should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i) the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);

(ii) no consideration is or will be given for the transfer; or

(iii) the transfer is by operation of law.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986,a s amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

Please also refer to the section “ERISA Matters” in the accompanying prospectus.

We are responsible for the information contained and incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these securities in any state where the offer is not permitted.

Citigroup Funding Inc.

Medium-Term Notes, Series D

Market-Linked Notes Based Upon a Basket of Currencies

Due             , 2016

($1,000 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

                     , 2011

(Including Prospectus Supplement dated

May 12, 2011 and Prospectus dated

May 12, 2011)